EXHIBIT 99.1

INNATE PHARMA HIGHLIGHTS DURABLE RESPONSES TO LACUTAMAB IN SEZARY SYNDROME AND MYCOSIS FUNGOIDES

Marseille, France, May 23, 2025, 7:00 AM CEST

•Long term follow-up data from the TELLOMAK Phase 2 trial in Sézary syndrome (SS) and mycosis fungoides (MF) will be presented at the ASCO Annual Meeting 2025.
•Long-term follow-up data from TELLOMAK study confirms the meaningful clinical activity in heavily pretreated SS patients with a global overall response rate (ORR) of 42.9% and an impressive median duration of response of 25.6 months.
•Data also confirms meaningful activity in heavily pretreated MF patients with a global ORR of 19.6% and confirms that the anti-tumor activity is observed in all patients (KIR3DL2 ≥1% or < 1% at baseline).
•These compelling data, in a patient population with multiple prior systemic treatments strongly support the development of lacutamab for MF and SS.

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced the presentation of long-term follow-up data from the Phase 2 TELLOMAK clinical trial evaluating lacutamab, an anti-KIR3DL2 monoclonal antibody, in patients with Sézary syndrome (SS) and mycosis fungoides (MF), two rare and aggressive forms of cutaneous T-cell lymphoma (CTCL). The results will be presented at the American Society of Clinical Oncology (ASCO) 2025 Annual Meeting, in Chicago, Illinois.

Lacutamab was recently granted Breakthrough Therapy Designation by the U.S. Food and Drug Administration (FDA) for the treatment of Sézary syndrome, underscoring its potential to address critical needs in advanced CTCL.

As of October 17, 2024, data cut-off, lacutamab demonstrated compelling and sustained clinical activity in heavily pretreated patients, with a global ORR of 42.9% for SS and 19.6% for MF. With longer follow-up, we observed improved median duration of response of 25.6 months in SS and 13.8 months in MF, highlighting the durability of responses in these challenging indications1.

In addition, lacutamab was very well tolerated supporting the strong rationale for further investigations in combination beyond CTCL, especially in combination with other anti-lymphoma agents in peripheral T-cell lymphomas (PTCL).

“Patients with advanced mycosis fungoides and Sézary syndrome often face a poor prognosis and limited treatment options after multiple prior lines of therapy,” said Prof. Pierluigi Porcu, Director, Division of Hematologic Malignancies and Hematopoietic Stem Cell Transplantation, Sidney Kimmel Cancer Center, Jefferson Health, Philadelphia and principal investigator of the TELLOMAK trial. “The durability and depth of responses observed with lacutamab in this study are highly promising and represent a significant advancement for this patient population.”

“The long-term follow-up data from the TELLOMAK clinical study confirms lacutamab’s meaningful clinical benefit in Sézary syndrome and mycosis fungoides and were the basis of the FDA Breakthrough Therapy Designation. We are encouraged by these results and are actively preparing a Phase 3 trial in collaboration with health authorities to bring this promising therapy to patients as swiftly as possible,” added Dr Sonia Quaratino, Chief Medical Officer of Innate Pharma.

Efficacy results in SS patients (Data cut-off: OCT 17, 2024)

Best Response	Global N=63	in Skin N=63	in Blood N=63	in Lymph Nodes N=52*
CR (complete response), N (%)	6 (9.5)	9 (14.3)	21 (33.3)	9 (17.3)
PR (partial response), N (%)	21 (33.3)	24 (38.1)	11 (17.5)	6 (11.5)
SD (stable disease), N (%)	28 (44.4)	27 (42.9)	26 (41.3)	27 (51.9)
PD (progressive disease), N (%)	8 (12.7)	3 (4.8)	5 (7.9)	6 (11.5)
NE (not evaluable), N (%)	0	0	0	4 (7.7)
1 Compared to results previously presented at ASH 2023 and ASCO 2024.

ORR, % [95% CI]	42.9 [31.4-55.1]	52.4 [40.3-64.2]	50.8 [38.8-62.7]	28.8 [18.3-42.3]
Time to response, months, median (range)	2.8 (1-10)
DoR, months, median [95% CI]	25.6 [11.0 – NE]
PFS, months, median [95% CI]	8.3 [5.1-18.7]

Efficacy results in MF patients (Data cut-off: OCT 17, 2024)

Best Response	All MF N=107	KIR3DL2 ≥1% N=48	KIR3DL2 <1% N=59
CR (complete response), N (%)	3 (2.8)	3 (6.3)	0 (0.0)
PR (partial response), N (%)	18 (16.8)	7 (14.6)	11 (18.6)
SD (stable disease), N (%)	71 (66.4)	30 (62.5)	41 (69.5)
PD (progressive disease), N (%)	13 (12.1)	6 (12.5)	7 (11.9)
ORR (Objective Response Rate), % [95%CI] Olsen 2011	19.6 [13.2, 28.1]	20.8 [11.7, 34.3]	18.6 [10.7, 30.4]
ORR, % [95%CI] Olsen 2022	24.3 [17.2, 33.2]	29.2 [18.2, 43.2]	20.3 [12.0, 32.3]
Time to response, months, median (range)	2.8 (1-37)	1.0 (1-5)	2.8 (1-37)
DoR, months, median [95% CI]	13.8 [7.4, NE]	13.8 [4.6, NE]	15.7 [5.1, NE]
PFS, months, median [95% CI]	10.2 [8.0, 15.4]	11.8 [5.6, 16.8]	9.5 [6.5, 16.6]

Abstract details:

Abstract: 2522
Abstract Title: Lacutamab in patients with relapsed and refractory Sézary syndrome: Long term follow-up from the TELLOMAK phase 2 trial
Session Type: Poster Session
Session Title: Developmental Therapeutics—Immunotherapy
Session Date and Time: Monday June 2, 2025 – 1:30 – 4:30 PM CDT

Abstract: 2523
Abstract Title: Lacutamab in patients with relapsed and/or refractory mycosis fungoides: Long-term follow-up and translational data from the TELLOMAK phase 2 trial
Session Type: Poster Session
Session Title: Developmental Therapeutics—Immunotherapy
Session Date and Time: Monday June 2, 2025 – 1:30 – 4:30 PM CDT

About Lacutamab
Lacutamab is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphoma of T lymphocytes have a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up to 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. KIR3DL2 is expressed in up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

Lacutamab has been granted European Medicines Agency (EMA) PRIME designation, and the US Food and Drug Administration (FDA) granted Fast Track designation for the treatment of patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies. Lacutamab is granted orphan drug status in the European Union and the United States for the treatment of CTCL. Lacutamab has received Breakthrough Therapy Designation from the FDA.

About TELLOMAK
TELLOMAK (NCT03902184) is a global, open-label, multi-cohort Phase 2 clinical trial in patients with Sézary syndrome and mycosis fungoides (MF) in the United States and Europe. Specifically:
•Cohort 1: lacutamab being evaluated as a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.
•Cohort 2: lacutamab being evaluated as a single agent in patients with MF that express KIR3DL2, as determined at baseline with a Simon 2-stage design.
•Cohort 3: lacutamab being evaluated as a single agent in patients with MF that do not express KIR3DL2, as determined at baseline, with a Simon-2 stage design.
•All comers: lacutamab being evaluated as a single agent in patients with both KIR3DL2 expressing and non-expressing MF to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay under development as a companion diagnostic.

The trial is fully enrolled. The primary endpoint of the trial is objective global response rate. Key secondary endpoints are progression-free survival, duration of response, overall survival, quality of life, pharmacokinetics and immunogenicity and adverse events.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform, Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

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Investors

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